SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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Index is located on Page 2

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INDEX

Document	Page Number

Notice from CIBC Mellon Trust Company, ATI Technologies Inc.'s Transfer Agent, to Canadian Securities Regulators, dated August 16, 2006	3

Signature Page	4

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August 16, 2006

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Government of the Northwest Territories	Government of Yukon

Dear Sirs:

RE:    ATI TECHNOLOGIES INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	October 13, 2006
RECORD DATE FOR NOTICE:	September 1, 2006
RECORD DATE FOR VOTING:	September 1, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	September 1, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)
cc: janet@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: August 22, 2006	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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